Mail Stop 3720
      February 7, 2006

Guy Nissenson
President and Chief Executive Officer
XFone, Inc.
c/o Swiftnet Limited
Britannia House, 960 High Road
London N12 9RY, United Kingdom

      Re:	XFone, Inc.
		Amendment No. 3 to Preliminary Proxy Statement on
Schedule
14A
		Filed February 2, 2006
      File No. 1-32521

Dear Mr. Nissenson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposals III and IV:
1. We note your response to our prior comment 1. Your added disclosure does not provide any substantive detail as to the negotiations leading up to the execution of the merger agreements for both acquisitions. Rather than simply saying that "substantial negotiations" occurred between the parties during 2004 and 2005 and that both agreements were amended subsequent to Hurricane Katrina "to induce" the company not to terminate the merger agreements, explain in specific detail how the material terms of the merger agreements (e.g. price, reps and warranties, etc.) evolved over that period of time. Merely referring to agreements for further detail without highlighting the material provisions of those agreements is not sufficient.

Statement of Additional Information, page 33
III. Recent Events, page
2. Please refer our prior comment 2. Please discuss specifically how any change to the initial conversion price of the Laurus note may adversely affect the interest of your unaffiliated common shareholders.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
      Assistant Director


cc:	Arthur S. Marcus, Esq.
	Gersten Savage LLP
	Fax: (212) 980-5192



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Guy Nissenson
XFone, Inc.
February 7, 2006
Page 1